EXHIBIT (a)(1)(D)
June 16, 2005
To Our Shareholders:
          Mylan Laboratories Inc. is offering to purchase up to 48,780,487 shares of our common stock, including the associated preferred stock purchase rights, from you, in each case at a price within the range of $18.00 to $20.50 per share, net to the seller in cash, without interest.
          Holders of our common stock are invited to tender their shares to us through a procedure commonly referred to as a modified “Dutch Auction” tender offer. This procedure will allow you to select the price within the range of $18.00 and $20.50 per share at which you are willing to sell your shares to us. Our common stock was trading at $17.70 per share as of the close of the market on June 13, 2005, the day before we announced the offer.
          Based on the number of shares tendered and the prices specified by our shareholders, we will determine the lowest single per share price that will allow us to purchase up to 48,780,487 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all shares of common stock tendered at or below that price. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.
          If you tender your shares directly to American Stock Transfer & Trust Company, the Depositary for the offer, you will not have to pay the brokerage fee that you would pay if you sold your shares on the open market. We believe the offer will provide shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of capital if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales. The offer also affords shareholders the option not to participate and, thereby, to increase their percentage ownership in Mylan and benefit from the enhanced earnings per share from any new opportunities which we are able to successfully add to our existing base, as well as our increased dividend. Any shareholder whose shares are properly tendered directly to the Depositary and are purchased in the offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.
          Our Board of Directors spent a great deal of time analyzing the company’s business, the sector and the opportunities and challenges ahead and has determined that the offer and the planned follow-on share repurchase program in the open market or otherwise properly create the right balance between doing what is right for our business and delivering value to our shareholders. The Board believes that incurring debt and using a portion of our existing cash reserves to fund the offer is a prudent use of the Company’s financial resources and an effective means of providing value to the Company’s shareholders, and provides an efficient capital structure that provides us with flexibility to take advantage of future opportunities. However, neither we nor the Board of Directors, the Dealer Manager (as defined below), the Information Agent (as defined below) or the Depositary are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Our directors and executive officers have advised us that they do not intend to tender shares pursuant to the offer. You must make your own decision regarding whether to accept this offer and, if so, how many shares to tender and at what price.
          The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and we encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials.

          The offer will expire at 5:00 p.m., New York City time, on Friday, July 15, 2005, unless we extend the offer. Questions and requests for assistance may be directed to Morrow & Co., Inc., our Information Agent, and Merrill Lynch & Co., our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

Milan Puskar
Chairman

Robert J. Coury
Vice Chairman and Chief Executive Officer

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